UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

Certification and Notice of Termination of Registration under Section 12(g) of the Securities Exchange Act of 1934 or

Suspension of Duty to File Reports Under Sections 13 and 15(d) of the Securities Exchange Act of 1934

Commission File Number: 000-49822

CONSOLTEX HOLDINGS, INC.

CONSOLTEX INC.

CONSOLTEX (USA) INC.

CONSOLTEX INTERNATIONAL INC.

RAFYTEK, S.A. de C.V.

CONSOLTEX MEXICO, S.A. de C.V.

LINQ INDUSTRIAL FABRICS, INC.

(Exact name of registrant as specified in its charter)

c/o American Industrial Partners, Inc.

551 Fifth Avenue, Suite 3800

New York, New York 10176

(212) 983-1399

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

11% Senior Subordinated Pay-in-Kind Notes due 2009

Guarantees of 11% Senior Subordinated Pay-in-Kind Notes due 2009

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under Section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)(i)	☒	Rule 12h-3(b)(1)(ii)	☐
Rule 12g-4(a)(1)(ii)	☐	Rule 12h-3(b)(2(i)	☐
Rule 12g-4(a)(2)(i)	☐	Rule 12h-3(b)(2)(ii)	☐
Rule 12g-4(a)(2)(ii)	☐	Rule 15d-6	☐
Rule 12h-3(b)(1)(i)	☐		☐

Approximate number of holders of record as of the certification or notice date:  14

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, each of Consoltex Holdings, Inc., Consoltex Inc., Consoltex (USA) Inc., Consoltex International Inc., Rafytek, S.A. de C.V., Consoltex Mexico, S.A. de C.V. and LINQ Industrial Fabrics, Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

CONSOLTEX HOLDINGS, INC.

March 31, 2003	By:	/s/ Paul J. Bamatter
	Name:	Paul J. Bamatter
	Title:	President, Chief Operating Officer and Chief Financial Officer

CONSOLTEX INC.

March 31, 2003	By:	/s/ Paul J. Bamatter
	Name:	Paul J. Bamatter
	Title:	Vice President, Strategic Planning

CONSOLTEX (USA) INC.

March 31, 2003	By:	/s/ Paul J. Bamatter
	Name:	Paul J. Bamatter
	Title:	Chief Operating Officer and Chief Financial Officer

CONSOLTEX INTERNATIONAL INC.

March 31, 2003	By:	/s/ Paul J. Bamatter
	Name:	Paul J. Bamatter
	Title:	Vice President, Strategic Planning

RAFYTEK, S.A. DE C.V.

March 31, 2003	By:	/s/ Paul J. Bamatter
	Name:	Paul J. Bamatter
	Title:	Member of the Board of Directors and Attorney-in-Fact

CONSOLTEX MEXICO, S.A. DE C.V.

March 31, 2003	By:	/s/ Paul J. Bamatter
	Name:	Paul J. Bamatter
	Title:	Member of the Board of Directors and Attorney-in-Fact

LINQ INDUSTRIAL FABRICS, Inc.

March 31, 2003	By:	/s/ Paul J. Bamatter
	Name:	Paul J. Bamatter
	Title:	Vice President, Strategic Planning